FOR IMMEDIATE RELEASE
July 26, 2004


Contact: William M. Gilfillan
Executive Vice President and Chief Financial Officer
Phone: (718) 855-3555

Atlantic Liberty Financial Corp.
Reports First Quarter Earnings and increases quarterly dividend


BROOKLYN, NY  Atlantic Liberty Financial Corp,
(Nasdaq: ALFC),the holding company of Atlantic
Liberty Savings, F.A. announced net income of $405,000 or $0.26 per share (basic and fully diluted) for the quarter ended June 30, 2004 as compared to $369,000 or $0.23 (basic and fully diluted) for the quarter ended
June 30, 2003, an increase of 9.8%.

At its July meeting, the Board of Directors increased its quarterly cash dividend to $0.07 per share from $0.06 to be paid on August 13, 2004 to shareholders of record on August 2, 2004.

The increase in earnings for the quarter ended June 30,2004 was primarily due to increases of $207,000 in net interest income and $49,000 in non-interest income and a decrease of $5,000 in income tax expense, partially offset by an increase of $225,000 in non-interest expense.The increase in net interest income for the quarter ended June 30, 2004 compared to the comparable period in 2003 was attributable to a $39.3 million increase in average interest earning assets, partially offset by a reduction in our net interest rate spread of 53 basis points to 3.81% from 4.34%. Net interest margin for the quarter ended June 30, 2004 compared to the same period in 2003 decreased 59 basis points to 4.05% from 4.64%.
Non interest income increased $49,000 due principally to increases of $31,000 in loan prepayment penalties and other miscellaneous mortgage fees, $10,000 in savings and checking account fees and $13,000 in net appraisal fees, partially offset by a decrease of $6,000 in income received from our investment in Bank Owned Life Insurance (BOLI). The increase in non interest expense for the quarter ended June 30, 2004 of $225,000 included increases of $94,000 in salaries and employee benefits, $3,000 in directors compensation, $27,000 in equipment expense, $96,000 in legal fees, and $15,000 in miscellaneous expense, partially offset by a decrease of $9,000 in net occupancy expense. There was no provision for loan losses during the three month periods ended June 30, 2004 and 2003. During the quarter ended June 30, 2004, we recorded a $29,000 recovery of a previously charged off loan. The allowance for loan losses was $611,000 or 0.52% of loans outstanding at June 30, 2004 as compared with $484,000 or 0.46% of loans outstanding at June 30, 2003. The allowance for loan losses as a percentage of non performing loans was 651.5% at June 30, 2004 and 225.1% at June 30, 2003. Non performing loans represented 0.08% of total loans at June 30, 2004 and 0.21% of total loans at June 30, 2003.

The Companys assets increased $22.7 million or 14.2% to $182.7 million at June 30, 2004 from $160.0 million at March 31, 2004. During the quarter ended June 30, 2004, net loans receivable increased $4.2 million or 3.7% to $117.3 million from $113.1 million. The increase resulted principally from new commercial mortgages of $3.9 million, $2.0 million of which were purchased from other financial institutions, as well as new originations of one to four family mortgage loans of $3.6 million. During the quarter ended June 30, 2004 mortgage backed securities held to maturity increased $18.0 million or 58.6% to $48.7 million from $30.7 million at March 31, 2004. The increase in mortgage backed securities held to maturity reflects managements decision to implement a leveraged growth strategy at a positive interest rate spread. The increase in assets was primarily funded by a net increase in advances from the Federal Home Loan Bank of New York(FHLB,NY) of
$20 million to $43.2 million at June 30, 2004 from $23.2 million at March 31, 2004.

Total deposits of $110.1 million at June 30, 2004 increased $2.2 million or 2.0% from $107.9 million at March 31, 2004. Stockholders equity increased $200,000 or 0.7% to $26.4 million at June 30, 2004 from $26.2 million at March 31, 2004 primarily the result of including net income for the quarter ended June 30, 2004, partially offset by treasury stock purchases of $190,000.


Contact: William M. Gilfillan
Executive Vice President and Chief Financial Officer
Phone: (718) 855-3555

Selected Financial Condition Data: 		At June 30,	At March 31,
						  2004		   2004
					              (In Thousands)

Total Assets 					 $182,709 	 $160,003
Loans Receivable net (1) 			  117,348         113,059
Securities Available for Sale 			    3,209 	    3,421
Securities Held to Maturity 			   50,697 	   32,707
Deposits 			                  110,083 	  107,861
Total Borrowings 		                   43,200 	   23,200
Stockholders Equity 			     	   26,431 	   26,231


(1) The allowance for loan losses was
$611,000 and $484,000 at June 30, 2004 and
2003, respectively.

						Three Months 	Ended June 30,
						   2004		    2003
					   (In thousands, except for per share data)
Selected Operating Data:

Interest Income 				 $2,379 	  $1,986
Interest Expense 				    666 	     480
Net Interest Income 			          1,713 	   1,506
Provision for Loan Losses 		            -		     -
Non-interest income 				    154 	     105
Non-interest expense 				  1,173 	     948
Income before income taxes 			    694 	     663
Income taxes					    289 	     294
Net income 					    405 	     369
Net Income per share - Basic 			 $ 0.26   	  $ 0.23
Net Income per share - Fully Diluted 		 $ 0.26   	  $ 0.23



Selected Financial Ratios and Other Data:		<c>             <c>
						At or for the Three Months Ended June 30,
Performance Ratios: 					2004		2003

Return on Average Assets		 		0.92%		1.08%
Return of Average Equity 				6.11%		5.84%
Interest Rate Spread					3.81%		4.34%

Asset Quality Ratios:

Non-performing assets to total assets 			0.09%		0.21%
Allowance for loan losses
 to non performing loans	 			651.47%		225.12%
Allowance for loan losses
 to total loans receivable  				0.52%		0.46%

Capital Ratio:
Equity to total assets					14.47%		18.35%